FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces BlackBerry App World Updates	3
2.	AT&T AND RESEARCH IN MOTION IGNITE CUSTOMERS WITH THE NEW BLACKBERRY TORCH	5
3.	RIM Announces Java SDK to Support New BlackBerry 6	3
4.	RIM Unleashes BlackBerry 6	4
5.	RIM Introduces the New BlackBerry Curve 3G Smartphone	3
6.	RIM Announces Common Share Repurchase	2
7.	RIM Launches BlackBerry Podcasts	3

Document 1

July 29, 2010

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry App World Updates

New BlackBerry App World Features to be Available for Beta Testing in the United States and Canada This Week

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced updates to BlackBerry App World™, the official application store for BlackBerry® smartphones. BlackBerry App World provides BlackBerry smartphone customers with an intuitive, integrated service for discovering, downloading, recommending and managing mobile applications for personal or business use. BlackBerry App World now supports new payment options, includes enhanced discovery and search features, and introduces a new user identification system called BlackBerry® ID.

New Payment Options
BlackBerry App World will support new payment options in addition to PayPal. Customers will be able to purchase applications using major credit cards, including Visa and MasterCard, in various countries around the world. RIM is also working on integrated billing with various carriers to enable BlackBerry App World purchases to be applied directly to the customer’s monthly bill from those carriers.*

Easier Application Discovery
BlackBerry App World adds new tabbed sections for various lists of applications. Users can horizontally swipe or scroll to quickly view the Top 25 Free Apps, Top 25 Paid Apps and Top 25 Themes, as well as lists of Newest Apps and Recently Updated Apps.

QR barcode scanning is also supported, allowing users to scan a QR code associated with an application from anywhere – the web, print ads, brochures, etc. BlackBerry App World will quickly find the related application and automatically open the application's information and download page.

BlackBerry ID
BlackBerry ID provides customers with a device-independent user identification (ID) used with BlackBerry App World. It enables new payment options, including credit cards and integrated carrier billing*, and allows customers to seamlessly transfer their personal library of free and purchased apps when they switch to a new BlackBerry smartphone.

“BlackBerry App World continues to grow with a rich catalog of personal and business oriented applications that further enhance the BlackBerry smartphone experience,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion. “The new features in BlackBerry App World make it even easier for customers to find, purchase and maintain applications for their BlackBerry smartphone.”

-more-

Nearly 30 million BlackBerry smartphone users have downloaded BlackBerry App World and an average of over one million applications are being downloaded each day. Available in more than 65 countries, BlackBerry App World allows users to discover, download, recommend and manage the applications that help them get the most out of life while on the go.

The newest version of BlackBerry App World is available for beta preview to customers in the United States and Canada from BlackBerry® Beta Zone (www.blackberry.com/beta).

*Availability of integrated billing with specific carriers to be announced at later dates. Requires a carrier post-paid service plan.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                                                                                                                                       Document 2

For more information, contact:
Warner May                                                                                                            Marisa Conway
AT&T                                                                                              Brodeur Partners (PR agency for RIM)
Office: 404-986-1807                                                                                                212-336-7509
E-mail: wmay@attnews.us                                                                                     mconway@brodeur.com

AT&T AND RESEARCH IN MOTION IGNITE CUSTOMERS WITH
THE NEW BLACKBERRY TORCH

BlackBerry Torch Smartphone First to Feature New BlackBerry 6

Combines New Touch Screen Experience with Easy-To-Use Keyboard and Rich WebKit Browser

First Smartphone to Support AT&T’s Next Generation Messaging Experience, and First to Offer Locations Feature

New BlackBerry App World Pre-installed with Carrier Billing Support

DALLAS and WATERLOO, ONTARIO, August 3, 2010 — Joining forces to offer the first smartphone to feature the highly anticipated BlackBerry® 6 exclusively on the nation’s fastest mobile broadband network, AT&T* and Research In Motion (RIM) today introduced the new BlackBerry® Torch™ 9800 smartphone. Adept for socially connected consumers and packed with the tools business customers love, the new handset is the world's first smartphone to combine a BlackBerry® keyboard with a full touch screen experience. Whether users choose to type out messages on the capacitive touch screen or easy-to-use BlackBerry keyboard, browse the Internet using pinch to zoom or fluidly navigate with the optical trackpad, the BlackBerry Torch allows them to communicate any way they want.

“We were the first to launch the BlackBerry solution in 1999 and have a rich history of innovation and collaboration with Research In Motion,” said Ralph de la Vega, president and chief executive officer, AT&T Mobility and Consumer Markets. “The two companies that brought the first BlackBerry smartphones to market have teamed up again with the new BlackBerry Torch, creating a true generational shift in hardware and operating system for this enormously popular service.”

“This is one of the most significant launches in RIM’s history and we are proud to introduce the new BlackBerry Torch and BlackBerry 6 together with AT&T,” said Mike Lazaridis, president and co-ceo, Research In Motion. “With a new user interface, new browser and new handset design, the highly anticipated BlackBerry Torch and BlackBerry 6 deliver integrated and uncompromising capabilities for consumers and business professionals that preserve the industry-leading strengths of the BlackBerry platform while adding exciting new dimensions.”

BlackBerry 6
The BlackBerry Torch is the first BlackBerry smartphone to launch with BlackBerry 6, a new operating system that retains the familiar and trusted features that distinguish the BlackBerry brand while delivering a fresh, approachable and engaging experience that’s powerful and easy to use.

BlackBerry 6 features a redesigned interface that seamlessly works with the touch screen and trackpad, includes expanded messaging capabilities with intuitive features to simplify the management of social networking and RSS feeds (Social Feeds), and provides integrated access to the BlackBerry® Messenger (BBM™), Facebook®, Twitter™, MySpace™ and various instant messaging applications available on the BlackBerry Torch smartphone. Its enhanced multimedia experience rivals the best in the industry and includes a dedicated YouTube app and Podcasts app.

BlackBerry 6 also integrates a new and rich WebKit-based browser on BlackBerry Torch that renders HTML web pages (as well as HTML email) quickly and beautifully for a great browsing experience. It features tabs for accessing multiple sites simultaneously, double-tap to zoom that can intelligently wrap text in a column while maintaining the placement of a page's key elements, and pinch to zoom.

Universal search, always accessible from the Home Screen, allows users to search through email, messages, contacts, music, videos and more on the smartphone, as well as extend search to the Internet or to discover applications on BlackBerry App World™.

Advanced Messaging
Messaging has always been a core element of the BlackBerry smartphone experience and the BlackBerry Torch smartphone expands on RIM’s popular messaging solutions with the support of AT&T’s advanced messaging features for SMS and MMS. RIM's new Text Messages application is especially exciting for users who communicate most via SMS and MMS, providing support for AT&T's next-generation messaging experience, which includes group messaging with “reply all” functionality for up to 10 contacts. And for the first time, AT&T’s platform includes a new Locations feature.

Locations lets users easily search for points of interest, businesses,  and even the user's own location, and insert this information directly into a message, all without leaving the messaging application. Using group messaging and locations together, users can arrange to meet a group of friends easily by sending one message to all of them, discussing together where to meet and then sending a map – all in one threaded conversation. AT&T designed the service based on research that revealed customers want features that help facilitate social planning, improved message organization and location sharing.

Apps At Your Fingertips
After powering up the BlackBerry Torch smartphone for the first time, users will notice a set of pre-loaded icons which allow them to download and immediately begin using a variety of rich entertainment and social networking applications to access Bloomberg, ESPN, The Weather Channel and Slacker Radio content in addition to Facebook, MySpace, Twitter and more. Also available is AT&T’s Web Video Search, a unique new app that searches video content from over 70 major Internet video websites.

In addition to searching the Internet for video, the BlackBerry Torch smartphone also features more multimedia apps that let users download TV shows and watch live TV, as well as create video content and upload it to YouTube. The new Podcasts application makes it easy for users to find and manage audio and video podcasts.

Another application that puts a key function of a phone at your fingertips is Visual Voicemail, which benefits customers by allowing them to select the voicemails they want to hear first.

The BlackBerry Torch 9800 is also the first BlackBerry smartphone to include BlackBerry App World™ pre-installed, supporting carrier billing through AT&T, making it easier for customers to discover and purchase applications.

BlackBerry Torch Smartphone Features
•	Elegant styling, measuring approx. 4.4" (5.8" open) x 2.4" x .57" and weighing 5.68 ounces
•	3.2" 360x480 capacitive touch screen display
•	35 key full QWERTY backlit slide-out keyboard, designed to feel optimally balanced when opened for typing
•	Optical trackpad that makes navigation fast and smooth
•	Powerful 624 Mhz processor with 512 MB Flash memory
•	4 GB built-in memory storage plus a microSD/SDHD memory card slot that supports up to 32 GB cards; a 4 GB card is included giving users 8 GB of storage out-of-the-box
•	5 MP camera with flash, continuous auto focus, image stabilization, scene modes, geo-tagging and zoom, as well as video recording at up to 640x480 resolution
•	Built-in GPS for location-based applications and geo-tagging
•	Wi-Fi® (802.11 b/g/n); qualifying smartphone customers can enjoy seamless connectivity to over 20,000 AT&T Wi-Fi hotspots at no additional cost
•	3.5mm stereo headset jack
•
Premium phone features, including voice activated dialing, speakerphone and Bluetooth® (2.1) with support for hands-free headsets, stereo headsets, car kits (including systems that support the Bluetooth Message Access Profile standard) and other Bluetooth accessories

•
New BlackBerry® Desktop Software 6 with integrated media sync for easily syncing music, photos and videos**. It also includes Wi-Fi Music Sync, a unique feature that allows users to view their entire iTunes® or Windows Media® Player music libraries from their BlackBerry smartphone, create and edit playlists as well as select music for download. When in range of their home Wi-Fi network (or via USB), the changes are synced with iTunes or Windows Media Player and the songs are automatically downloaded to the smartphone

•
Tri-band HSDPA (3G) and quad-band EDGE support for the option of voice service in more than 220 countries, data service in more than 195 countries and 3G connectivity in more than 125 countries, including Japan and South Korea

•	Removable, rechargeable 1300 mAhr battery that provides approximately 5.8 hours of talk time on 3G networks or 30 hours of audio playback or 6 hours of video playback

Pricing and Availability
The BlackBerry Torch 9800 smartphone will be available only for AT&T customers on August 12 in AT&T company owned retail stores and online at www.att.com/blackberrytorch, as well as Best Buy, Wal-Mart and RadioShack stores.

The BlackBerry Torch 9800 will be available for $199.99 with 2-year service agreement on a qualifying rate plan and smartphone data plan required.  New smartphone customers may choose from two AT&T monthly data plan options, $15 for 200 MB of wireless data or $25 for 2 GB.  Enterprise and small business customers should contact their account representative for pricing details.

*AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.

AT&T imposes: a Regulatory Cost Recovery Charge of up to $1.25 to help defray costs incurred in complying with obligations and charges imposed by State and Federal telecom regulations; State and Federal Universal Service charges; and surcharges for government assessments on AT&T. These fees are not taxes or government-required charges.

**Certain music files may not be supported, including files that contain digital rights management technologies. Photo and video syncing is currently only available for Windows-based PCs.

Limited-time offer. Other conditions & restrictions apply. See contract & rate plan brochure for details. Subscriber must live & have a mailing addr. within AT&T’s owned wireless network coverage area.  Up to $36 activ. fee applies.   Equipment price & avail may vary by mrk & may not be available from independent retailers.  Early Termination Fee: None if cancelled in the first 30 days, but up to $35 restocking fee may apply to equipment returns; thereafter up to $325.   Some agents impose add’l fees.  Unlimited voice services: Unltd voice svcs are provided primarily for live dialog between two individuals.  No additional discounts are available with unlimited plan. Smartphone Data Plan Requirement: Smartphones require a DataPlus (200MB) or DataPro (2GB) plan. If you exceed your initial data allowance, you will automatically be charged an additional $10 for each additional 1GB provided on DataPro or an additional $15 for each additional 200MB provided on DataPlus.  All data allowances, including overages, must be used in the billing period in which the allowance is provided or they will be forfeited. An Enterprise Data Plan is required for corporate email, company intranet sites and business applications. For more details on Data Plans, go to att.com/dataplans. Offnet Usage:  If your mins of use (including unltd svcs) on other carrier’s networks (“offnet usage”) during any two consecutive months or your data use during any month exceeds your offnet usage allowance, AT&T may at its option terminate your svc, deny your contd use of other carriers’ coverage, or change your plan to one imposing usage charges for offnet usage.  Your offnet usage allowance is equal to the lesser of 750 mins or 40% of the Anytime mins incl’d with your plan (data offnet usage allowance is the lesser of 24 MB or 20% of the KB incl’d with your plan). Sales tax calculated based on price of unactivated equipment. AT&T Wi-Fi Hot Spots- Based on non-municipal company owned and operated hotspots. A Wi-Fi enabled device required. Other restrictions apply. See www.attwifi.com for additional services, restrictions and locations.  Visual Voicemail  -   Data plan required for AT&T Visual Voicemail. Data used in replying to and forwarding voicemail messages via SMS, MMS or email is counted against your data plan. Applicable data charges apply if data plan limits have been exceeded. International data charges apply to receiving, replying to and forwarding voicemail messages while roaming internationally.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About AT&T
AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates – AT&T operating companies – are the providers of AT&T services in the United States and around the world. With a powerful array of network resources that includes the nation’s fastest 3G network, AT&T is a leading provider of wireless, Wi-Fi, high speed Internet and voice services. A leader in mobile broadband, AT&T also offers the best wireless coverage worldwide, offering the most wireless phones that work in the most countries.  It also offers advanced TV services under the AT&T U-verse® and AT&T │DIRECTV brands. The company’s suite of IP-based business communications services is one of the most advanced in the world. In domestic markets, AT&T Advertising Solutions and AT&T Interactive are known for their leadership in local search and advertising. In 2010, AT&T again ranked among the 50 Most Admired Companies by FORTUNE® magazine.

Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.  This AT&T news release and other announcements are available at http://www.att.com/newsroom and as part of an RSS feed at www.att.com/rss. Or follow our news on Twitter at @ATTNews. Find us on Facebook at www.Facebook.com/ATT to discover more about our consumer and wireless services or at www.Facebook.com/ATTSmallBiz  to discover more about our small business services.

Research In Motion Safe Harbor Statement:
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

© 2010 AT&T Intellectual Property. All rights reserved. 3G service not available in all areas. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies.

                                                                                                                                                          Document 3

August 3, 2010

RIM Announces Java SDK to Support New BlackBerry 6

User Interface Enhancements, Web Kit Browser Support and New Services Make it Easier to Build Compelling and Fresh Applications for BlackBerry Smartphones

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced a new Java SDK to support BlackBerry® 6, a highly anticipated new operating system for BlackBerry® smartphones. BlackBerry® Java SDK v6.0 takes advantage of new UI features, offers deeper integration with BlackBerry smartphones, access to new and enhanced services and support for rendering and porting content to the new WebKit-based browser.

BlackBerry Java SDK v6.0 focuses on providing developers with powerful tools that enable them to create rich, visually appealing applications on the BlackBerry® Application Platform and make it easier to integrate capabilities that have traditionally been difficult for developers.  The BlackBerry developer community can now access more than 40 new APIs that allow them to build visually rich and deeply integrated applications that take advantage of the new features in BlackBerry 6.

“The opportunity for developers to create applications that tie to core applications and features of the BlackBerry Application Platform has never been greater,” said David Yach, Chief Technology Officer, Software at Research In Motion. “Our veteran developers, as well as those who are new to the BlackBerry platform, are going to be thrilled with the new APIs as well as the sleek and powerful user interface.”

Richer User Interfaces
The BlackBerry Java SDK v6.0 supports the fresh new look in the BlackBerry 6 user interface (UI) with new pre-built UI elements including contextual menus, tables, lists, inertial scrolling, activity progress indicators, pane managers, tool bars, title bars and sub menus.

BlackBerry Browser with WebKit
The new browser in BlackBerry 6 leverages a WebKit rendering engine and developers will be able to build dynamic web sites and rich mobile applications as well as advanced widgets that can be seamlessly integrated with the browser and core native applications. BlackBerry Widgets and web applications designed for the BlackBerry Browser v 5.0 will be forward compatible to the new browser.

HTML5 Support
With the added support of HTML5 in the new BlackBerry 6 Browser, web developers will be able to create content for BlackBerry smartphones that is run through the web, including compelling games and interactive media with 3D graphics in real time and more.

Native Feature Integration
Developers can use new APIs to more deeply integrate their applications with various aspects of a BlackBerry smartphone’s core functionality. The Unified Search Framework API will allow developers to register their application and their content partners to be searchable, as well as provide a mechanism for in-app search. The Mapfield API has been redesigned to provide enhanced features including panning, zooming, my location and convenience toolbars. Developers can call the Mapfield API to customize the look of location data and can use multiple mapfields simultaneously on the same screen for added user benefits.

Location Service Enhancements
The Location Service has been enhanced with a Wi-Fi® Geolocation API, allowing developers to build applications that leverage a handset's location based on its proximity to Wi-Fi networks. The API builds on the LBS features already available to developers through cell tower location and GPS. Reverse Geocoding now allows applications to leverage zip/postal codes to obtain local information. The Travel Time API brings estimated time of arrival (ETA) information into applications. The ETA is based on anonymous real-time crowd sourced data combined with historical traffic information.

BlackBerry Java SDK v6.0 is available for download at www.blackberry.com/developers/java. More information about BlackBerry 6 can be found at www.blackberry.com/developers/blackberry6 ..

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe,  Asia Pacific, and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                                                                                                                                          Document 4

August 3, 2010

RIM Unleashes BlackBerry 6

Waterloo, Ontario – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BlackBerry® 6, a new operating system for BlackBerry® smartphones that retains the trusted connectivity features that distinguish the BlackBerry brand while delivering a fresh, approachable and engaging experience that is both powerful and easy to use. BlackBerry 6 features a redesigned interface that seamlessly works with a touch screen and trackpad, expanded messaging capabilities that simplify managing social media and RSS feeds, an advanced multimedia experience that rivals the best in the industry, a convenient new Universal Search tool, and a new and efficient WebKit-based browser that renders web pages quickly and beautifully for a great browsing experience.

“BlackBerry 6 is the outcome of RIM’s ongoing passion to deliver a powerful, simplified and optimized user experience for both touch screen and keyboard fans,” said Mike Lazaridis, president and co-ceo, Research In Motion.  “Following extensive research and development to address consumer needs and wants, we are delivering a communications, browsing and multimedia experience that we think users will love, and we are thrilled to debut BlackBerry 6 on the amazing new BlackBerry Torch smartphone.”

Visual, Fluid Interface
BlackBerry 6 has been redesigned making it easier and more intuitive, with clean, sleek visuals and natural, fluid navigation. Designed to be both fresh and familiar, the new interface enables a productive, fun and highly satisfying user experience whether using a touch screen or trackpad and keyboard.

BlackBerry 6 offers multiple views that help users better organize their applications and content. Icons are arranged on the Home Screen in 5 customizable views (All, Favorites, Media, Downloads and Frequent) that are navigable with simple swipes. Users can organize where they want their icons to appear, and can add contacts or web page shortcuts directly to the Home Screen.

Also new to BlackBerry 6 are visually-rich, context-sensitive Action Menus. Within a given application, by clicking and holding the trackpad or through an extended touch of the display, users can bring the most common actions or tasks of an application to the surface. In addition, users can seamlessly multitask by holding down the Menu key, which pops up a visual grid of all the applications currently running, so users can instantly switch between applications.

A powerful Universal Search tool is also accessible from the Home Screen. By simply clicking or tapping the Universal Search icon, users can search for any content on their handset, the web or in the new BlackBerry App World™, which is also integral to BlackBerry 6.

Fast Rich Web Browsing
BlackBerry 6 integrates a new and efficient WebKit-based browser that renders web pages (as well as email) quickly and beautifully for a great browsing experience. It features tabs for accessing multiple sites simultaneously, a double-tap to zoom feature that can intelligently wrap text in a column while maintaining the placement of a page's key elements, and pinch to zoom.

Social Feeds and Text Messaging

The new Social Feeds application simplifies the management of social networking and RSS feeds and provides integrated access to the native BlackBerry® Messenger (BBM™), Facebook®, Twitter™, MySpace™, AOL® Instant Messenger™, Google Talk™, Windows Live™ Messenger and Yahoo!® Messenger applications for BlackBerry smartphones. Social Feeds streamlines the user experience, provides an integrated view of friends’ activities across multiple social networks, and let's users post updates across multiple networks simultaneously. Users can also easily add their favorite RSS Feeds from the Social Feeds application or directly from a website while browsing.

RIM’s new Text Messages application also adds exciting new features for users who communicate mostly via SMS and MMS, including the ability for users to now view a conversation in one threaded 'chat' as well as share photos, videos and other rich content.

Engaging Multimedia Experience
The multimedia experience in BlackBerry 6 is designed to give users a more engaging and streamlined experience with album art everywhere in the new music and video players. The new BlackBerry® Desktop Software 6 integrates media sync for easily syncing photos and videos as well as iTunes® and Windows Media® Player music with the smartphone*. It also includes Wi-Fi Music Sync, a unique feature that allows users to view their entire iTunes® or Windows Media® Player music libraries from their BlackBerry smartphone, create and edit playlists, as well as select music for download. When in range of their home Wi-Fi network (or via USB), the changes are synced with iTunes® or Windows Media® Player and the songs are automatically downloaded to the smartphone.

BlackBerry 6 also gives users access to a range of camera modes that can help them capture better images. Editing, organizing and sharing shots is amazingly simple, with intuitive options for grouping pictures.

The new Podcasts application makes it easy for users to find and manage audio and video podcasts. Users can view all the podcasts saved on their smartphone, browse a catalogue of podcasts available for download, subscribe to them, and wirelessly download the content directly onto their smartphone. There is also a dedicated YouTube® application, so viewing and sharing videos is easier than ever and users can also easily search for videos using the new Universal Search tool in BlackBerry 6.

Compatibility with Existing BlackBerry Smartphones
BlackBerry 6 will debut on the new BlackBerry® Torch™ smartphone (announced today) available from AT&T on August 12 and it is also designed to run on select BlackBerry smartphones already in market. Subject to carrier certifications in the months ahead, the new OS is expected to be available for the BlackBerry® Bold™ 9700, BlackBerry® Bold™ 9650 and BlackBerry® Pearl™ 3G, as well as future BlackBerry smartphones.

Research In Motion is releasing an SDK for BlackBerry 6 (also announced today). Developers can find additional details at www.blackberry.com/developers/blackberry6.

For more information on BlackBerry 6, visit www.blackberry.com/6. To view screen shots, visit the Inside BlackBerry Blog: www.blackberry.com/blog. For more information about the BlackBerry Torch smartphone from AT&T, visit www.att.com/blackberrytorch.

* Certain music files may not be supported, including files that contain digital rights management technologies. Photo and video syncing is currently only available for Windows-based PCs.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
519-888-7465
investor_relations@rim.com

                                                                                                                                                         Document 5

August 9, 2010

FOR IMMEDIATE RELEASE

RIM Introduces the New BlackBerry Curve 3G Smartphone

New addition to the globally popular BlackBerry Curve series is fast, easy-to-use, richly-featured and BlackBerry 6 ready

Waterloo, Ontario - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the new BlackBerry® Curve™ 3G, an exciting addition to the globally popular BlackBerry Curve series of smartphones. Designed to provide the growing mass of smartphone purchasers with a distinctly powerful, approachable and affordable choice, the BlackBerry Curve 3G supports high-speed 3G (HSDPA) networks around the world  and gives users the exceptional communications features they need to accomplish more than ever, when they’re at home, at work and everywhere in-between.

“The majority of people in the worldwide mobile phone market have yet to buy their first smartphone and the BlackBerry Curve 3G is designed to provide an extremely attractive and accessible choice that will help convince many of them to make the leap,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The new BlackBerry Curve 3G is a perfect choice for happily busy people who are looking for a user-friendly 3G smartphone to help them make the most of their day and to stay connected with their friends, family and co-workers.”

The BlackBerry Curve 3G smartphone features a comfortable full-QWERTY keyboard for fast, accurate typing, optical trackpad for fluid navigation, built-in GPS and Wi-Fi®, as well as dedicated media keys, so music lovers can easily access their tunes while on the go. The new smartphone also features a camera that can record video and a microSD/SDHC slot that supports up to 32 GB memory cards for media storage. Support for 3G networks makes browsing faster, streaming music smoother, and gives users the ability to talk on the phone while they browse the web, instant message with BlackBerry® Messenger (BBM™) or share their location with friends on popular social networking sites.

The BlackBerry Curve 3G ships with BlackBerry® 5 and is BlackBerry® 6 ready. BlackBerry 6 is a new operating system for BlackBerry® smartphones that was announced last week. It retains the trusted features that distinguish the BlackBerry brand while delivering a fresh and engaging experience that is both powerful and easy to use. BlackBerry 6 is expected to be available for the BlackBerry Curve 3G, subject to carrier certifications, in the coming months.

The new BlackBerry Curve 3G smartphone (model 9300) will be available from various carriers and distribution partners around the world beginning in August. Check with local carriers for details about availability and pricing.

For more information about the new BlackBerry Curve 3G smartphone visit www.blackberry.com/curve3G. For more information about BlackBerry 6, visit www.blackberry.com/6.

# # #

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
519-888-7465
investor_relations@rim.com

                                                                                                                                                        Document 6

August 10, 2010

FOR IMMEDIATE RELEASE

RIM Announces Common Share Repurchase

WATERLOO, ON -  Research In Motion Limited ("RIM") (NASDAQ: RIMM; TSX: RIM) announced today that it has agreed to purchase for cancellation 1,530,000 of its outstanding common shares, representing approximately 0.28% of its common shares outstanding at June 24, 2010, pursuant to a private agreement between RIM and a non-related third-party financial institution for an aggregate purchase price of approximately US$79.8 million.  The purchase price was negotiated at arms' length between the parties and is at a discount to the prevailing market price of RIM's common shares on the Toronto Stock Exchange ("TSX") and Nasdaq Stock Market ("Nasdaq") at the time of the purchase.

The purchase was made pursuant to an issuer bid exemption order issued by the Ontario Securities Commission. The common shares repurchased through the private agreement will be included in calculating the maximum number of common shares that RIM may purchase through its share repurchase program announced on June 24, 2010 and July 13, 2010.

Including the common shares repurchased today, in the last twelve months, RIM has repurchased an aggregate of 36,141,500 of its outstanding common shares, comprised of 32,611,500 common shares purchased through the facilities of the Nasdaq and TSX (16,375,700 of which have been purchased since June 24, 2010) and 3,530,000 of its outstanding common shares purchased pursuant to private agreements between RIM and non-related third-party financial institutions in accordance with issuer bid exemption orders issued by the Ontario Securities Commission.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com
The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                                                                                                                                          Document 7

August 11, 2010

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Podcasts

New app and service offer access to audio and video podcasts from leading content providers

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched BlackBerry® Podcasts, a free application and service that allows BlackBerry® smartphone users to easily discover, acquire and enjoy podcasts from leading content providers. BlackBerry Podcasts gives users access to free audio and video content that can be downloaded over Wi-Fi® or over cellular networks* and then enjoyed through the BlackBerry media player.

“BlackBerry Podcasts offers an enriched and streamlined multimedia experience,” said Alistair Mitchell, Vice President, Multimedia Integration. “The new BlackBerry Podcasts app and service makes it easier than ever to discover and download a wide range of content directly from a BlackBerry smartphone, and users can even subscribe to their favorite podcasts and receive an alert when new content is available.”

With BlackBerry Podcasts, users can search the Podcast Catalog by keyword, category, channel or top downloads, and subscribe or simply preview a particular podcast before subscribing. Downloaded episodes can be stored on a microSD card, to be enjoyed at any time. BlackBerry Podcasts also leverages the push technology of the BlackBerry platform to notify users when new content from a subscribed channel becomes available.

Rich and Growing Catalog of Content
RIM is working with a growing range of leading content providers to bring a wide variety of podcasts into the Podcast Catalog. Content providers currently include: Above and Beyond, Bloomberg, CBC, Corus, Discovery Networks, How Stuff Works, HBR, NPR, PRI, Reuters, Speed TV, TVO, The Onion, Wizzard Media, Resident Advisor Podcast and many more.

 “Offering Reuters multimedia content on BlackBerry Podcasts provides our core audience and beyond with access to the news they want, when they want it.”
- Ilicco Elia, global head of mobile for consumer media at Thomson Reuters.

“This launch is an exciting moment in digital media and The Onion is pleased to be amongst the first content providers for Blackberry Podcasts. Reaching a wider audience through new channels will always be a priority to us.”
- Dan Ryan, National Sales Director for The Onion

-more-

“We are very excited to be working with RIM to integrate our content with BlackBerry Podcasts. BlackBerry smartphones are fantastic multimedia devices and with the continued popularity and rapid growth of podcasts, this is a great opportunity for BlackBerry users to find new and compelling content that they can tailor to their own preferences.”
- Chris Spencer, CEO, Wizzard Media

“Collaborating with an outstanding industry leader like RIM is a brilliant example of how TVO is leveraging innovative relationships to increase our educational impact and reach through digital channels. I’m especially excited that math and science literacy – both high priorities for TVO – are central to the fun and safe mobile learning experiences we’re creating for BlackBerry users with young learners.”
- Lisa de Wilde, CEO, TVO

“As a producer and distributor of some of the most loved shows on public radio, PRI has to serve our fans where they spend their time. We know the BlackBerry platform is huge for them. We’re delighted to work with RIM to offer podcasts from 'PRI’s The World' and 'This American Life' to our morning news show 'The Takeaway' on BlackBerry Podcasts.”
- Michael Skoler, Vice President of Interactive Media, Public Radio International

“We’re pleased to work with RIM on this initiative. CBC’s podcasts are among the most popular in Canada and through BlackBerry Podcasts, Canadians can expect to find an extensive line-up of CBC Radio and Television podcasts available, with new episodes added regularly.”
- Bob Kerr, Director of Business Development, CBC Digital Programming & Business Development

“Our world is all about mobile. BlackBerry Podcasts is a great way for users to be able to access ExploreMusic content when they want it and wherever they happen to be.  Corus is thrilled to be part of the app.”
- Alan Cross, Curator, ExploreMusic and Senior Program Director, Corus Interactive and Integrated Solutions, Corus Entertainment

RIM is also offering a BlackBerry Channel on BlackBerry Podcasts, which provides "how to videos" and other content related to BlackBerry products and services, such as The BlackBerry Connection newsletter.

Availability
BlackBerry Podcasts is available free* on BlackBerry App World™ (www.blackberry.com/appworld) for BlackBerry smartphones running BlackBerry OS v4.6 or higher.

Submission Portal
Content providers wishing to learn more about the service and wishing to submit podcast feeds for consideration are invited to use the online submission portal accessible via www.blackberry.com/podcasts.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless

Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe,  Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Wireless data charges may apply for customers with limited data plans.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 12, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer